H.J. Heinz Holding Corporation

Registration Statement on Form S-4

File No. 333-203364

Via EDGAR and by courier

May 29, 2015

Dear Ms. Nguyen:

H.J. Heinz Holding Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-4 filed with the Commission on April 10, 2015 (File No. 333-203364) (the “Registration Statement”). This letter, together with Amendment No. 4, provides the Company’s response to the comment contained in your letter dated May 28, 2015 (the “Comment Letter”), relating to Amendment No. 2 to the Registration Statement filed on May 27, 2015 (“Amendment No. 2”) and Amendment No. 3 to the Registration Statement filed on May 28, 2015.

Set forth below in bold font is the comment of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below the comment is a statement identifying the location in Amendment No. 4 of the revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Five clean copies of Amendment No. 4 and five copies that are marked to show changes from Amendment No. 2 are enclosed for your convenience with five copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 4.

* * *

General

1.	We note the closing share price of Kraft used to calculate the fair value of total purchase consideration transferred in adjustment (b) is May 12, 2015. The most recent stock price at the time of filing should be used to determine the value of stock to be issued in a transaction not yet consummated. Therefore, in your next amendment, please update the Kraft closing share price and date used to calculate the fair value of common stock and equity based awards to be issued as purchase consideration in your pro forma adjustments.

In response to the Staff’s comment, the Company has revised its disclosure on pages 118-20, 127-29 and 131-33 of Amendment No. 4.

***

Please contact Eric L. Schiele at (212) 474-1788 or Jonathan L. Davis at (212) 474-1268 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Eric L. Schiele                                                  /s/ Jonathan L. Davis

Eric L. Schiele                                                      Jonathan L. Davis

Loan Lauren P. Nguyen

    Legal Branch Chief

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Copies to:

Norman von Holtzendorff

    Senior Counsel

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Timothy S. Levenberg

    Special Counsel

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Jennifer O’Brien

    Staff Accountant

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Shannon Buskir

    Staff Accountant

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Paulo Basilio

    Chief Financial Officer

        H.J. Heinz Holding Corporation

            One PPG Place, Suite 3200

                Pittsburgh, Pennsylvania 15222

Dan F. Shaw

    Senior Vice President and General Counsel

        H.J. Heinz Holding Corporation

            One PPG Place, Suite 3200

                Pittsburgh, Pennsylvania 15222

Audra D. Cohen

    Partner, Sullivan & Cromwell LLP, Counsel to Kraft

        125 Broad Street

            New York, New York 10004

Annex A

The undersigned hereby acknowledges on behalf of H.J. Heinz Holding Corporation that in connection with the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 29, 2015

H.J. Heinz Holding Corporation, by

/s/ Dan F. Shaw
Dan F. Shaw Senior Vice President and General Counsel

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